Exhibit 99.30

KOLIBRI GLOBAL ENERGY INC.

(the “Issuer”)

Report of Voting Results

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

July 19, 2022

The following matters were voted upon by shareholders at the annual general meeting of the Issuer held on July 19, 2022 in Vancouver, British Columbia. Additional information regarding the matters voted upon is provided in the information circular dated June 13, 2022 for the meeting, which is available on SEDAR.

1.	Number of Directors

On a vote by show of hands, by ordinary resolution the number of directors was determined at five. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	10,111,163	99.53%
Votes Against	47,474	0.47%

2.	Election of Directors

On a vote by ballot, the following five nominees were elected as directors. The votes submitted on this matter by proxy were as follows:

Director Nominee	Votes For	% For	Votes Withheld	%Withheld
Wolf Regener	10,032,340	98.76%	126,297	1.24%
Eric Brown	10,021,265	98.65%	137,372	1.35%
Leslie O’Connor	6,943,365	68.35%	3,215,272	31.65%
David Neuhauser	10,084,373	99.27%	74,264	0.73%
Evan Templeton	10,001,593	98.45%	157,037	1.55%

3.	Auditor

On a vote by show of hands, by ordinary resolution KPMG LLP, Chartered Accountants were appointed as auditor of the Issuer for the ensuing year at a remuneration to be fixed by the directors. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	15,066,560	100.00%
Votes Withheld	510	0.00%

4.	Approval of Restricted Share Unit Plan

On a vote by ballot, by ordinary resolution the Company’s Restricted Share Unit Plan was authorized, confirmed, ratified and approved. The voting results were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	8,701,082	85.65%
Votes Against	1,457,555	14.35%